Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following is a transcript of an investor call held on May 6, 2019 by Occidental Petroleum Corporation.

Forward Looking Statements

Any statements in this communication about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko or the proposed transaction between Occidental and Total, benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transaction with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction contemplated by the binding agreement with Total; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

MAY 6, 2019 / 7:00 AM CST/8:00 AM EST

Q1 2019 OCCIDENTAL PETROLEUM CORP EARNINGS CALL

CORPORATE PARTICIPANTS

Vicki Hollub Occidental Petroleum Corporation – President & CEO

Cedric Burgher Occidental Petroleum Corporation – Senior Vice President & CFO

Jeff Alvarez Occidental Petroleum Corporation – Vice President Investor Relations

Kenneth Dillion Occidental Petroleum Corporation – Senior Vice President & President of International Oil and Gas Operations

Oscar Brown Occidental Petroleum Corporation – Senior Vice President Strategy, Business Development and Integrated Supply

CONFERENCE CALL PARTICIPANTS

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

Joshua Silverstein Wolfe Research, LLC – Director and Senior Analyst of Oil & Gas Exploration & Production

Devin McDermott Morgan Stanley, Research Division – VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

Phillip Gresh JP Morgan Chase & Co, Research Division – Senior Equity Research Analyst

Pavel Molchanov Raymond James & Associates, Inc., Research Division – Energy Analyst

Leo Mariani KeyBanc Capital Markets, Inc, Research Division – Analyst

Douglas Leggate BofA Merrill Lynch, Research Division – MD and Head of US Oil and Gas Equity Research

David Decklebaum Cowen and Company, LLC, Research Division – Senior Analyst

Richard Tullis Capital One Securities, Inc., Research Division – Senior Analyst of Oil & Gas Exploration and Production

PRESENTATION

Operator

Good morning, and welcome, to the Occidental First Quarter 2019 Earnings Conference Call.  (Operator Instructions)  Please note that this even is being recorded.

I would now like to turn the conference over to Jeff Alvarez, Vice President of Investor Relations. Please go ahead.

____________

Jeff Alvarez – Occidental Petroleum Corporation – Vice President Investor Relations

Thank you, Allison. Good morning everyone, and thank you for participating in Occidental Petroleum’s first quarter 2019 conference call.

On the call with us today are:

Vicki Hollub, President and Chief Executive Officer;

Cedric Burgher, Senior Vice President and Chief Financial Officer;

Ken Dillon, President International Oil and Gas Operations and

Oscar Brown, Senior Vice President Strategy, Business Development and Integrated Supply

In just a moment, I will turn the call over to Vicki.

As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements, as more fully described in our cautionary statement regarding forward-looking statements on slide 2. Our earnings press release, the Investor Relations supplemental schedules and our non-GAAP-to-GAAP reconciliations, and the conference call presentation slides can be downloaded off our website at www.oxy.com.

I’ll now turn the call over to Vicki. Vicki, please go ahead.

____________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you, Jeff, and good morning everyone.

I’d like to start by recognizing that many would like to discuss our proposal to acquire Anadarko, which we will address, but first I plan to cover the excellent results we achieved in the first quarter and reiterate that our commitment to our value proposition remains unchanged.

Creating shareholder value continues to be our number priority.  Our integrated business is delivering outstanding results and we continue to be a leader in each area we operate.  We are dedicated to returning cash to our shareholders, delivering industry-leading returns and executing our strategy.  During the first quarter, we did just that.  We returned $800 million through dividends and share repurchases, driven by excellent results from all three of our business segments. Since 2002, we have returned $34 billion of capital to our shareholders and our assets continue to generate free cash flow for future distributions.

In the Permian Basin, our operational expertise and deep knowledge of the subsurface is unmatched and the well productivity data is clear; we get more oil from our wells in the short and long-term, which generates high value and low development costs.  We are rapidly advancing our geo mechanical and flow unit modeling, driving breakthroughs in completion design and well spacing and mitigating parent-child impacts.  Oxy has delivered 23 of the top 100 horizontal wells in the Permian, which is the most of any operator, while only drilling 4% of the total wells over the same time period.  We also continue to delineate our acreage and new benches for future development with outstanding results from five different benches in New Mexico.

Our leadership extends far beyond the Permian.  We have a strong international reputation as a low cost operator, maximizing the value of new and old fields, and delivering major projects around the world on time and on budget.  Over the last year, we grew our position in Oman, the UAE, and Colombia by a total of over 6.5 million gross acres and these assets will greatly enhance our value proposition for shareholders.  We recently implemented a new completion design in the Middle East, which is generating more oil and improving returns for Oxy and our partners.  We are excited about the impact these breakthroughs will have on our future development plans.

Our unique Low Carbon Ventures business is also making progress on reducing our carbon footprint by advancing technologies and policies that support the capture and sequestration of anthropogenic CO2, which will reduce carbon emissions while enhancing the economic development of our reserves. We are currently working to advance a mid-west industrial carbon capture strategy that can capture a significant amount of industrial emissions and reduce our total carbon impact through the use of this CO2 in our EOR operations.  This project will take partnership and advancement of technology, but we are motivated and have begun engagement to help promote this opportunity.  We look forward to sharing more details on this project in the future.  We also plan to release our 2019 climate report this month, which provides further details on the significant progress we’ve made on our long-term climate and sustainability strategy.

On slide 5, I want to highlight how our value proposition delivered leading return ON and return OF capital in 2018.  Our ability to achieve best-in-class returns through investing in our high quality assets was evident as we generated return on capital employed of 14%, and cash return on capital employed of 27%, both significantly higher than 2017 and upper quartile performance versus our peer group.  This was also the highest return on capital employed that we have generated since 2011.  In addition, we returned more than $3.6 billion to shareholders through our sector-leading dividend and share repurchases.  No other company in our peer group has such a consistent record of providing a high return of capital to shareholders.  These achievements reflect our commitment to our sustainable value proposition, the strength of our integrated business model, the high quality of our assets and the incredible performance of our employees.

After we had finished our review of our first quarter, we’ll discuss the acquisition so now I’ll turn the call to Cedric.

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Thanks, Vicki. For the first quarter, we had reported earnings of $0.84 per diluted share as all three of our business segments continue to perform well despite a lower commodity price environment. We are also pleased to report that we returned $800 million of cash to our shareholders in the first quarter through our dividend and share repurchases. So overall a very strong quarter across the board.

Oil and gas core income increased in the first quarter compared to the prior quarter reflecting lower DD&A rates as well as a positive mark-to-market adjustment on carbon dioxide purchase contracts, partially offset by lower crude, oil and NGL prices and lower sales volumes due to the timing of liftings. Total first quarter reported production of 719,000 BOEs per day exceeded guidance due to continued best-in-class execution and well productivity in Permian resources which came in at the high-end of guidance at 261,000 BOEs per day.

International production exceeded guidance at 298,000 BOEs per day, driven by strong operational performance in Oman as well as the oil price adjustment in our production sharing contracts. OxyChem exceeded guidance with earnings of $265 million for the first quarter. Earnings increase from the prior quarter primarily due to favorable feedstock costs such as ethylene and natural gas along with fees received under a pipeline easement agreement executed in the first quarter. The increase in earnings was partially offset by lower realized caustic soda pricing in addition to production being curtailed at various OxyChem facilities by a third-party tank farm fire in Deer Park, Texas. All OxyChem facilities have resumed safe operations.

Our Midstream business also exceeded guidance with the first quarter income of $279 million, primarily driven by a higher Midland to MEH differential and a lower-than-expected mark-to-market impact. Compared to the prior quarter, the decrease in earnings reflected lower Midland to MEH differential which decreased from approximately $15.00 to $9.78.

Working capital changes included cash payments typical of the first quarter including property tax and fourth quarter accruals. Both OxyChem and our marketing businesses also experienced a working capital draw as a result of a receivable build due to higher prices and volumes.

Slide 9 details our guidance for the second quarter and full year 2019. We are on track to deliver annual production growth of 9% to 11% while staying within our capital budget of $4.5 billion. Due to our outstanding proposal to acquire Anadarko, we have suspended our share repurchase program.

I will now turn the call back over to Vicki.

____________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you, Cedric. Now turning to our proposal, as you have likely seen, yesterday we delivered an updated proposal to the board of Anadarko as well as announced a contingent agreement to sell Anadarko’s Algeria, Ghana, Mozambique and South Africa assets to Total for $8.8 billion when we complete our proposed acquisition of Anadarko, but before we discuss the details of those announcements, I’d like to quickly recap recent events related to our proposal and situate yesterday’s important updates in the proper context.

On April 24, we announced our superior proposal to acquire Anadarko for $76.00 in cash and stock. We continue to believe in the compelling financial and strategic merits of this deal which would enhance Occidental’s sustainable value proposition and benefit both company’s shareholders. On April 29, Anadarko announced its Board of Directors had determined that Occidental’s April 24 proposal could reasonably be expected to result in a superior proposal and our two companies have since been engaged for that determination.

On April 30, we announced that Berkshire Hathaway has committed to invest a total of $10 billion in Occidental contingent upon the completion of our proposed acquisition of Anadarko. We are thrilled to have Berkshire Hathaway’s financial support for this transaction and believe it reaffirms what we’ve long believed that Occidental is uniquely positioned to generate compelling value from Anadarko’s highly complementary asset portfolio. This is committed acquisition financing that provides us with the ability to increase the cash component of our proposal in a more balance sheet friendly manner than issuing additional debt.

Yesterday we announced an agreement with Total to sell Anadarko’s Africa assets contingent upon us completing our proposed acquisition of Anadarko. We are pleased to secure this agreement with Total as it fast tracks the divestiture plan we previously outlined in connection with our proposal. Our agreement with Total to sell these assets to a terrific company allows us to focus all of our integration efforts on the assets most valuable to OXY.

The almost $9 billion sale price funds the portions of cash consideration to Anadarko while delivering on the majority of our $10 to $15 billion of planned asset sales. Importantly, this sale supports our expectations around synergies and we continue to expect to deliver $2 billion of annual cost synergies and $1.5 billion of annual capital reductions from the proposed acquisition of Anadarko. The financial support of Berkshire Hathaway as well as the agreement we announced at Total also help us to delever our balance sheet while focusing our integration efforts on the assets that will provide the most value for us.

Yesterday we also delivered a revised and significantly enhanced superior proposal to the board of Anadarko to acquire the company for $76.00 per share with the revised terms of 78% in cash and 22% in stock. Under the terms of the revised proposal, Anadarko shareholders will receive $59.00 in cash and 0.2934 shares of Occidental stock per share of Anadarko. Pro forma ownership of the combined company would be 84% legacy Occidental shareholders and 16% legacy Anadarko shareholders. The increase cash portion of $59.00 per share provides significant immediate value, greater closing certainty, and enhanced accretion. This revised proposal represents a premium of approximately 23% to the $61.62 per share value of Chevron’s offer as of Friday’s market close.

Our revised proposal does not require an Occidental shareholder vote which has been cited as the explanation for Anadarko’s board’s prior selection of Chevron’s $65.00 offer over our $76.00 offer. Changing the consideration mix to be cash heavy is more accretive to us and addresses the issue that Anadarko focused on as the reason for taking the lower bid last time. We firmly believe that Occidental is uniquely positioned to create significant and sustainable growth and value from Anadarko’s assets. We studied this opportunity for almost two years. This is a key long-term decision for us and we understand what a great opportunity this is for us and our shareholders. We encourage Anadarko’s board to comply with their fiduciary obligations and accept this compelling proposal for Anadarko shareholders. We hope we can continue to execute this merger agreement without delay and proceed to bringing this exciting combination to fruition.

We’ll now open it up for your questions.

____________

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question today will come from Brian Singer of Goldman Sachs. Please go ahead.

____________

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

Thank you and good morning.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Good morning.

____________

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

My first question is with regards to the legacy assets and first quarter results. First quarter CapEx was about 28% of full year guidance, and Permian Resources’ CapEx was about 30% of the annual budget. Can you run through your expectations for the CapEx trajectory for the remainder of the year? And given higher oil prices, what do you see as the potential to maintain spending run rates and raise the annual budget later in the year, as was done in 2018?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

No, our plan is to hold the budget where it is at $4.5 billion. As we had mentioned I think in the last earnings call, we were going to be coming into the year hot, but we’re going to be slowing down activity toward the end of the year to achieve our $4.5 billion capital budget.

____________

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

And can you talk a little bit more about how you see that or where you see that? And is it fourth quarter specifically?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

It would be a combination of third and fourth quarter, and they’ll be mostly in the Permian Resources business.

____________

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

Great, thanks. And then my follow-up is one of the advantages highlighting your letter to Anadarko and in your comments for Oxy’s revised bid for Anadarko is that it does not require a shareholder vote. Recognizing that the requirement for shareholder vote at 20% equity issuance threshold is a rule from the NYSE, how do you and the Board weigh the benefits of the stronger bid as a result of no longer requiring a shareholder vote and the cost of capital that’s come to achieve that relative to the Board’s Corporate Governance objectives?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Well, I can say that in the 1.5 years that we’ve been engaged in making offers to Anadarko, we’ve always made offers up to this point that required a shareholder vote. So our objective in doing this was not at all to avoid the shareholder vote. It was to ensure that we had a reasonable chance to make this happen. We weren’t playing on a level-playing field. We -- from a governance standpoint, avoiding the shareholder vote is not something that we wanted to do. But rather than increase our price, we felt like it was in the best interest of our shareholders to hold our price where it is. And as you have seen, we put our last proposal in. And even though it has an $11.00 differential, our bid, still after 12 days, was not declared superior.

So from our standpoint, we saw the 2 options as increase the share price or provide clarity of closing. We felt like clarity of closing was the lower cost even with the Berkshire financing because remember, our yield is 5% already. The incremental 3% of the Berkshire funds, for us, was well worth it when we took into consideration what the upside of this deal was versus losing this opportunity that for 2 years we’ve worked on. We know these -- the upside pretty well. As you know, this fits within our core experience and expertise. So achieving the $2 billion in synergies is quite clear for us. And when you take all of that into consideration, we felt that our greater fiduciary responsibility from a governance standpoint for our shareholders was to make this deal happen.

____________

Brian Singer Goldman Sachs Group Inc, Research Division – MD & Senior Equity Research Analyst

Great, thank you.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you.

____________

Operator

The next question will come from Josh Silverstein of Wolfe Research. Please go ahead.

___________

Joshua Silverstein Wolfe Research, LLC – Director and Senior Analyst of Oil & Gas Exploration & Production

Hey good morning guys, I’m just going to stick with the synergies since you ended there. You highlighted the $3.5 billion number on the initial deal, and I know why you’re reiterating the views today. How does the Berkshire financing and the additional debt needed to increase the cash offer not eat into them?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Well, the synergies that we have are an estimate. We believe actually that we can exceed those. They’re a conservative estimate just based on what we are achieving today. We haven’t built in the upside. And what we -- and we really haven’t built much of the upside at all into the model that helped us arrive at a $76.00 offer price.

We believe that the upside in these assets is far more than what we modeled, but we’re being conservative in what we see with respect to not only synergies but the incremental and recovery from these wells. We’ve built nothing into our model for the Powder River and nothing for the mineral rights trend, so -- and then very, very, very conservative for DJ and Delaware Basin. And for more specifics on each of the buckets, I’ll turn it over to Cedric.

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Yes, Josh, Cedric. I’d just add that we have updated, we have 2 new investor decks out there today, one for the earnings, one for the revised proposal to acquire Anadarko. And on Slide 13, I’d just point you to those cash flow per share and free cash flow per share estimates for 2020 and 2021. They include our updated -- our synergies, of course, but also the Berkshire Hathaway financing as well as the sale of the African assets. So all of that has been updated.

As you can see, this thing is very accretive, even more accretive than the prior deal on a cash flow per-share basis. And on a free cash flow per-share basis, you can see this deal is very powerful from an economic financial standpoint. And so when we looked at things, all things considered, it was just part of a more holistic approach to looking at the deal, what it took to get there versus losing it, especially losing it for nonfinancial reasons, the optics of a vote and so on.

___________

Joshua Silverstein Wolfe Research, LLC – Director and Senior Analyst of Oil & Gas Exploration & Production

Got it. And just on those points, I mean you guys are obviously willing to go out and put another bid on the table without knowing what Chevron’s response would be. It seems as if you’re finding more upside in this transaction and more willing to go out and get this deal, if I’m reading that correctly.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

We believe this to be transformational for Oxy. It’s very rare, in fact, generational when you see an opportunity like this come along where you can check every box that you want to check from a value standpoint, it’s accretive to cash flow. It’s a, as Cedric just described, tremendous asset base with a huge upside. It’s also it’s got scale. And it’s got things I believe that haven’t even been evaluated yet because Anadarko has been busy doing -- working on the DJ, the Delaware. They’ve begun working in the Powder, which I believe is going to be an upside.

And Anadarko has incredible people, too. So we believe that the combination of their employees continuing to have the opportunity to work these assets and the -- and with the culture they have blending into our culture, which we think is going to be a fairly easy transition, we think that there’s tremendous upside. And we’ve identified what we feel comfortable with and see today. But I think you’re right, there will be more, and there are things we’re excited about that we’re just not quantifying yet.

___________

Joshua Silverstein Wolfe Research, LLC – Director and Senior Analyst of Oil & Gas Exploration & Production

So there’s more than just the Permian Basin here. I’m guessing that’s the reason why you’re not just going out and doing 1 to 2 Permian consolidation transactions?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

That’s right, it’s much more than just the Permian. It’s the amazing cash flow from the Gulf of Mexico that’s going to fund -- help to fund additional return of cash to shareholders because both the DJ and the Delaware are close to being free cash flow generating. And then you have to build on that ultimately as we go along the Powder River position. So we’re really excited about it. It’s -- there’s -- it gives us so much more flexibility with what we can do with our dollars and the free cash flow.

___________

Joshua Silverstein Wolfe Research, LLC – Director and Senior Analyst of Oil & Gas Exploration & Production

Great, thanks guys.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you.

____________

Operator

The next will come from Devin McDermott of Morgan Stanley. Please go ahead.

____________

Devin McDermott Morgan Stanley, Research Division – VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

Good morning, thanks for taking my question.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Good morning.
____________

Devin McDermott Morgan Stanley, Research Division – VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

So first question I wanted ask is just wanted to get a little bit or detail on the dialogue and process that you’ve had here with Anadarko’s board, specifically what the key areas of focus or concern are for them and what has or hasn’t been addressed in the latest proposal? I understand the shareholder vote was a key one that has now been taken out but in your letter to the board you highlighted some others like the potential board seats that Anadarko was asking. So just wondering if you could talk a little bit more about what in your view has and hasn’t been addressed and what are some of the sticking points have been in the conversation so far.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Well, I think as we’ve gone along, we went back and did some rehashing of some things that we had previously looked at, and we got worked through all of that. Their management team with our management team has been very engaged. We’ve got it down to working just some of the details around employees and benefits programs, making sure that we are making fair and equitable decisions for both sets of employees and both companies, so it’s just been a 12 day process. And my concern is that as we were going along and discussing things that were getting to the point where they weren’t quite material that our proposal still wasn’t deemed superior which is why we yesterday submitted the increased cash offer.
____________

Devin McDermott Morgan Stanley, Research Division – VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

Got it. Thank you. And then my follow-up is on actually the balance sheet. So one of the changes with the revised bid is there is a higher cash component and we now have the preferred equity, as you noted from Berkshire Hathaway in the mix, but the overall pro forma leverage with more cash does, at least in our estimates, look higher and you’ve addressed that partially with I think an attractive asset sale here of the Africa portfolio. Can you just talk about how you’re thinking about the balance sheet and delevering plan here, and any dialogue you may or may not of had with the rating agencies as part of this revised bid?

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Yes, this is Cedric, Devin. So certainly, it’s a higher cash bid so more leverage. We have mitigated that through the two transactions we’ve talked about, the Berkshire money and the African sale. If you look at the updated numbers, 2021 we’re still targeting debt to EBITDA of two times or less. That’s with the accounting consolidation of the MLP. Excluding the MLP it’s about one-and-a-half times debt to EBITDA and that’s in a $60.00 scenario. At $50.00 if we were to go to $50.00 immediately, then 2021 excluding the MLP would be just above two times debt to EBITDA. So that is, we think manageable, not optimal. And as we’ve said all along, we will be working hard to reduce our debt further below the one-and-a-half times target ultimately. We have had extensive dialog with all three of our credit rating agencies. That is ongoing and we still feel confident that we will be investment grade.

____________

Devin McDermott Morgan Stanley, Research Division – VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

Got it, thank you very much.
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

You’re welcome.
____________

Operator

The next question will come from Phil Gresh of JP Morgan. Please go ahead.
___________

Phillip Gresh JP Morgan Chase & Co, Research Division – Senior Equity Research Analyst

Yes. Good morning. Just a follow-up to the last question on the balance sheet. Cedric, on the last call we had, you talked about there being a lot of buyer interest in asset sales inbound interest, and so I guess I was just wondering now that you’ve announced this transaction with Total, was that the main set of assets that you’re referring to? Or do you feel like there are other things you’re working on in the que that could get the balance sheet in better shape faster?
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Thanks. Good question. That was definitely the largest set of assets we were receiving inbounds on. There are others, and we certainly have a pipeline of other transactions we think we can execute. And so we can continue to delever further and overachieve our asset sales targets.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

I would just also reinforce that it’s been really for us very, very encouraging to see the offers in the interest coming in and the fact that we believe that we will far beat our, what we’ve laid out to accomplish.

___________

Phillip Gresh JP Morgan Chase & Co, Research Division – Senior Equity Research Analyst

Okay, and then just to clarify on the Total deal, is that deal, is that a done deal no matter what as long as the Anadarko deal closes, i.e., there are no other contingencies? And then secondarily, Cedric, you mentioned the leverage metrics excluding Western Gas. If you could clarify what it would require in order to deconsolidate that, if that were something you’re interested in, just mathematically, what would need to be done?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

First, I’ll start with the Total question. It is contingent only on the deal going through with Anadarko. I will say we’re really excited about that one, because Total, we partnered with them for a long time in the Dolphin project. We know them well, and we know that they’re going to be able to maximize the value out of the Africa assets and get more than anybody else could, we believe, and so we are excited about that arrangement and we will continue working with Total on other opportunities in the Middle East and other areas.
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Okay and then with respect to Western Gas MLP consolidation, they, Anadarko currently owns about 55% of the MLP. Because of the governance structure that’s unique in MLPs in this one in particular, you could sell down to 20% and still have effective control again through the governance setup for that MLP. So, you would therefore in that instance if you sold out to even 20%; you would still consolidate for sure. If you sell down below 20%, you still likely consolidate because again there’s a lot of control mechanisms that trigger consolidation. So not sure exactly where the line is. It probably is close to zero if not zero ownership position in the MLP before you would deconsolidate. But if you think about it from a standpoint of legal liability and obligations, that debt at the MLP is nonrecourse, and so in some respects it’s purely an accounting nuance in terms of the consolidation and who is responsible for the debt at the MLP.
___________

Phillip Gresh JP Morgan Chase & Co, Research Division – Senior Equity Research Analyst

Okay, thank you.
____________

Operator

The next question will come from Pavel Molchanov of Raymond James. Please go ahead.
____________

Pavel Molchanov Raymond James & Associates, Inc., Research Division – Energy Analyst

Thanks for taking the question. You noted that share buyback has been suspended. Is that a purely legal step for the duration of the uncertainty over the outcome of the current process or do you anticipate keeping the buybacks suspended even after closing Anadarko if that happens?
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Hi, yes, this is Cedric. Again, we think it’s prudent to suspend the buyback now. We’ve actually done that for the last month or so, a little longer. Once we felt that this transaction had a higher probability of happening and there was enough material information that wasn’t yet public, we thought it was the prudent thing to do to suspend it. So, that was kind of the first gate. Secondly, certainly if we close on the transaction, we will be suspending the buyback. Our highest priority will be reducing debt and we won’t be buying back shares until we get down to the debt targets that we’ve established.
____________

Pavel Molchanov Raymond James & Associates, Inc., Research Division – Energy Analyst

Okay, clear enough. Can I also ask about the carbon comments? Previously with obviously a much more simplified asset base you said that you want to be 100% carbon neutral. Will that target continue to apply to the greatly expanded and diversified production mix if, in fact, this deal happens?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

That will continue to be our goal. It could extend that out beyond where we had initially hoped to be, but that’s still our goal.  We think we have the strategy that can accomplish that over time and we think it’s really our responsibility to do all that we can do to make that happen and we are really excited about what our low carbon ventures team has been doing, the strategy that they are putting together.  It’s not just going to impact our operations but they are actually in a position where they are influencing and helping others too. So we believe that the extent of the benefit of what we were are doing will go far beyond just beyond our company.
____________

Pavel Molchanov Raymond James & Associates, Inc., Research Division – Energy Analyst

Great, appreciate it.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you.
____________

Operator

The next question will come from Leo Mariani of KeyBanc. Please go ahead.
____________

Leo Mariani KeyBanc Capital Markets, Inc, Research Division – Analyst

Hey, guys, I wanted to see if you could provide a little more detail around the $2 billion of ongoing annual cost synergies here. What I’m really trying to get at is whether or not there is maybe some breakdown as to how much that you might see in the Permian versus the DJ. Just want to get a sense of what those synergies may be in the DJ given that scenario that I don’t think you guys have operated in before.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Okay, I will start with this, then we’ll give you little more view of what the full synergy outlook looks for each of the buckets. But the reason we say that is we over the past few years, our team, our subsurface teams working with our business units, a combination of those hand-in-hand looking at how do we improve our performance in the shale play in general have made some key breakthroughs. I have to say it is all of our teams working together from the geophysicist, petrophysicist, geologists, engineers, and even a person that we brought over from a NASA contractor who helped us look at or make a similarity, or see a similarity between looking at composites and how they fracture in the aerospace industry with how we look at our subsurface. All of that together and then applying data analytics has enabled us to we believe find a break through and how we look at not only how fracturing works but what you should expect your flow unit to be. And once you’ve determined what you expect your flow unit to be, then you can tailor your frac designs more appropriately for what you’re seeing in the subsurface, and then by tailoring it you can then optimize your proppants. We’ve gotten to the point where we are not only having really good results, but we are getting predictive of with it. Predictive where you have 3-D seismic and you can look at your atrophy analysis and make some judgments and assessments on what you expect to see that’s similar to what you already have in your analytics database.

So when you look at that and you look at how we’ve been able to do with 23 of the top 100 wells and using less proppant than the other wells in the top 100, they use 37, I think it’s 34% or 37% more proppant. When you look at that what that means that you’re basing it on physics, you’re basing it on a science, it’s not -- we are taking a little bit of the art out of fracking in completing shale plays, and so when you can do that based on the science, you can take that and apply to other areas.

So it doesn’t matter whether you are moving geographically or vertically within the wellbore, science works the same. So in the Delaware Basin, we have taken it, we have blinded some wells and found that its predictive capabilities are really pretty good. We know that we can do it and other shale basins as well. And I have to give a shout out to our subsurface teams, they have just done amazing jobs in the business unit and working with them to look at the possibilities and to try new things and to optimize as a team, it’s been amazing. I never expected us to see the continuing improvement that we have seen year on year, and we are still continuing.  You’ve seen in the basin in some areas where the productivity improvements have plateaued. They haven’t with us. They continue to increase again from 2017 to 2018, so I think we will see the same kind of success in the DJ. Now I will go to Cedric for a little bit more color on the rest of the synergies.
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Great, thank you, Vicki. Just looking at slide 12 in the updated proposal deck that we put out this morning, and the synergies haven’t changed, so the prior deck, same slide, but if you look at the four different categories of synergies we’ve laid out, the first one domestic capital operating efficiency, that really is just getting Anadarko well cost down to where we currently are, primarily using our Oxy Drilling Dynamics reducing drilling costs and the proppant loading reduction which reduces the completion cost. So we are going to talk a little bit more about the drilling dynamics here in second, Ken is with us to help in that front. So that’s the first bucket there.

The second one, procurement and supply chain, we’ve talked allow about our Aventine logistics hub and the savings we get there for ourselves. Again, we can deploy that in the Permian and that strategy we can deploy elsewhere but it primarily we attributed savings in the Permian plus our supply chain and Oscar Brown is here who heads up global supply and strategy for us, he can address that a little further.

And then the last, the third bucket, general overhead and corporate it’s primarily people, real estate, and the aircraft. We have one corporate aircraft plus an all employee shuttle to their four corporate airplanes. So we don’t think we need all those we can reduce that along with obviously people in duplicate offices and real estate.

And then we have talked about the capital reduction synergies as well, kind of a fourth bucket for you. So now I will turn it over to Ken to talk about Oxy Drilling Dynamics and that savings we’ve achieved around the world there and then follow that with Oscar on the supply chain.
____________

Kenneth Dillion Occidental Petroleum Corporation – Senior Vice President & President of International Oil and Gas Operations

Good morning. First of all, I would like to say we compete and partner with majors and independent oil companies all around the world, so we can actually see how far ahead we are in drilling dynamics.  Started it in Permian and it rolled it out around the world, so we are very confident in the drilling and completion synergies working with the excellent Anadarko engineers in each of their assets. ODD is basically a holistic approach to drilling, it’s a mechanical specific energy focus and we have our own equations which drive our software that we install on the rigs. We have our own processes and it’s more like a social network of drilling rather than a data book on how to design wells. We optimize bit design ourselves, we designed stabilizers ourselves in real-time based on the results of the last well, and we used data analytics to make formation by formation improvements.

If you look since 2014, we’ve worked together with international contractors altogether, so Halliburton, Schlumberger, Baker are in the same room as we are drilling each individual well.  Everyone has a chance to have input and the focus is on the best well, not the best individual company performance. We improved HES and we’ve integrated and optimized the supply chain processes. Since 2014 we’ve saved over $708 million internationally. And we are very confident about making those synergies that we’ve talked about on this proposal.

I would like to hand over now to Oscar on supply chain.
____________

Oscar Brown Occidental Petroleum Corporation – Senior Vice President Strategy, Business Development and Integrated Supply

Thanks, Ken, and I guess just stating the obvious will be doubling our purchase power at Occidental with the combination with Anadarko. So that’s a huge opportunity.  We will be maximizing our economies of scale in terms of purchasing power and combining both companies best practices in procurement.

I’ll just to expand a little bit on Cedric’s comments on Aventine and that model, as certainly the Aventine hub is only 40 miles from the heart of Anadarko’s Delaware Basin assets. So there’s lots of capacity still available at Aventine for all the different services and products that are manage there, so there will be a huge opportunity in terms of general logistics.

And if you look at on the map on page 11 you can really see this sort of superhighway that’s formed between the southern in the northern Delaware of the pro forma position and you could see there may be opportunities to expand the Aventine type model to other parts of the Delaware Basin.

In addition, the combined purchasing power I think we both have contracts where the increase in purchasing power will help us in terms of our cost, in terms of certain equipment, rig rates, OCTG, etc. So we believe there’s great opportunities in supply chain to deliver the $600 million that’s noted.
____________

Leo Mariani KeyBanc Capital Markets, Inc, Research Division – Analyst

All right. Very, very thorough answer from you folks around the synergies here. Just in terms of a follow-up, I think Cedric you clearly pointed out that leverage will increase at OXY post the deal and thank you for those sensitivities around the commodity prices. Is there any thought process to maybe hedge some volumes out over the next couple of years to maybe eliminate some of that cash flow uncertainty in the deal here?

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

It’s certainly an option available to us. We don’t think it will be necessary as you’ve already seen, we’re way ahead of schedule and what we can do to delever. We have historically not been an advocate of hedging for a number of reasons, but it is an option available to us to help reduce the risk if we feel like we need to fall back to that. None of the things – none of the numbers we presented you with include any hedging.

____________

Leo Mariani KeyBanc Capital Markets, Inc, Research Division – Analyst

Okay, thank you.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

I will also point out that our chemicals business and our Al Hosn and Dolphin provide, and our PSA’s in the Middle East provide some form of hedging for us, so we are quite confident that the cash flow in the lower price environment will be there.
____________

Leo Mariani KeyBanc Capital Markets, Inc, Research Division – Analyst

Yes, no doubt, thank you.
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Thank you.
____________

Operator

The next question will come from Doug Leggate of Bank of America. Please go ahead.
____________

Douglas Leggate BofA Merrill Lynch, Research Division – MD and Head of US Oil and Gas Equity Research

Hi. Good morning, everybody. I just got two quick ones. I think it’s a follow-up to Phil’s question earlier regarding Western Gas. For those of us who’ve covered Anadarko for a while, Anadarko had pretty much built out their Midstream facilities so that control of that asset didn’t really seem to be as strategic a requirement as it was in the past. I’m just curious given that you guys have kind of made an art out of retaining the takeaway rights while monetizing the steel. Can you just give us a little more of the thought as to what you see as the strategic ownership requirement of West? My follow-up is really just a quick one on the Gulf of Mexico. Obviously, I’m aware OXY had some interested in that a long time ago but clearly Anadarko is using that to harvest cash. I’m just curious whether you see the role of that in your portfolios to continue to harvest cash or if you might consider yourself as perhaps a consolidator there as well, as much as you expect to be in the onshore. And I’ll leave it there. Thank you.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

I’ll start with the first one on Western Gas. As you rightly pointed out Doug, we don’t really feel like we have to necessarily own infrastructure to take advantage of it. We were quite fortunate that, and by design actually selected the companies that we did for the sale of our Midstream last year to two, what we feel like are great management teams that are very well positioned to maximize the value of those assets and to work well with us, and so we have a great relationship with them. The same kind of thing would need to happen for Western for us to divest of it because it’s important that you’re working with someone who has interests that are aligned with yours when you’re talking about infrastructure. So I wouldn’t take that option off the table. As with any of our infrastructure in place today, we would be willing to consider the monetization of that sooner rather than later depending on the potential buyer. With respect to the Gulf for Mexico assets, our strategy would be the same as Anadarko’s there, and that is to just use that asset to generate cash. It would not be to consolidate or extend the growth, it’s to maintain production of flat and keep our cash flow flat. Anadarko has done a great job doing that and they have a superior team working in the Gulf of Mexico today.

____________

Operator

Our next question will come from David Decklebaum of Cowen. Please go ahead.
____________

David Decklebaum Cowen and Company, LLC, Research Division – Senior Analyst

Morning, Vicki, Cedric, and team. Thanks for taking my questions. I just wanted to confirm, included in the assumptions on capital reduction, the $1.5 billion, was any of that capital allocated towards the African assets? Does this $1.5 billion stand-alone post the African divestiture?
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

Hi. This is Cedric. Yes, it was. There was some capital associated with the African assets that has now been removed. So we’re ahead of schedule on the capital reduction targets as well with that.
____________

David Decklebaum Cowen and Company, LLC, Research Division – Senior Analyst

So how much of that was included in the $1.5 billion? Are you saying there’s still another $1.5 billion that remains in capital reduction?

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

No. It’s about $200 million so that leaves about $1.3 billion remaining.

____________

David Decklebaum Cowen and Company, LLC, Research Division – Senior Analyst

Okay. So there is nothing from Mozambique included in there, then?

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

That was, that’s about 200 for the next year, so total of 400, excuse me. 200 was ex-Mozambique and then 200 with Mozambique.

____________

David Decklebaum Cowen and Company, LLC, Research Division – Senior Analyst

Okay. I appreciate that. Just as a follow-up, I know pro forma you talked about the capital reduction and then sort of slowing the combined growth rate down to 5%. Is that purely a function of trying to augment as much free cash as you can in the first couple of years is to delever more quickly? And then if it’s not the case, would OXY stand-alone be better suited growing at sort of a lower rate?

____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

So, yes, good question. We think that 5% is a very healthy growth rate. It’s very sustainable for many, many, many years. And on a larger asset base this would obviously be transformational, taking us up in terms of scale and size. We think that’s an appropriate growth rate and it certainly does help increase free cash flow so that we can delever more quickly.

And then stand-alone, we have also considered doing that as well. As you know, last year up until the middle of last year, we were replacing a lot of cash flow that we exited kind of second-tier basins and countries and replacing that organically rather than through M&A. We accomplished that plan in the middle of last year and then we were surprised with the Qatar and loss of the Qatar cash flow, and so we’ve been replacing that as well. So we’ve been headed in that direction as well internally. We just haven’t yet announce that, but I can tell you that’s where we’re headed fairly soon if we were to lose out on the Anadarko deal.

____________

Richard Tullis Capital One Securities, Inc., Research Division – Senior Analyst of Oil & Gas Exploration and Production

Appreciate that, thank you for the responses, guys.
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

You bet.
____________

Operator

And the final question will come from Richard Tullis of Capital One Securities. Please go ahead.
____________

Richard Tullis Capital One Securities, Inc., Research Division – Senior Analyst of Oil & Gas Exploration and Production

Sure. Thanks. Good morning, everyone. Vicki, in the past, Oxy referenced about 3,000 drilling locations in the Permian Resources with breakevens below $50.00 oil. How would the Anadarko Delaware Basin properties generally rank within OXY’s existing inventory on a rate of return basis?

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

I think that they would fit well with, within the top couple of tiers. If you look at that, as Oscar had referenced, slide 11 previously where it shows the portion of their acreage that is in between Barilla Draw and Southeast New Mexico, there is some prime acreage in there and there’s some certainly we believe quite a few Tier 1 opportunities. I think their inventory there we believe could be over 10,000 wells, and we believe that it would be very, very similar to our inventory.  We expect that over time because of the lower cost that we can imply as a result of the entire trend, our two areas with theirs, we can further lower cost and infrastructure synergies so that we’ll be able to move more wells down into the less than $50.00 breakeven category.

____________

Richard Tullis Capital One Securities, Inc., Research Division – Senior Analyst of Oil & Gas Exploration and Production

Thank you. That’s helpful. And just lastly, not trying to jump ahead too much here, I know there’s more work to be done of course, but how does this pending acquisition impact further Permian acquisitions going forward that may materialize in the current environment that places more value on operational execution and free cash flow generation, albeit they may be smaller in the future?
___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

Well, we will continue doing the very small asset trades that our teams do, acreage swaps and things like that. We would continue some bolt-on where it makes sense, but not of any size. We would be looking at smaller bolt-on acquisitions. I would say that anything of any material acquisitions would be something that we would not do until we achieve our debt reduction targets.

____________

Richard Tullis Capital One Securities, Inc., Research Division – Senior Analyst of Oil & Gas Exploration and Production

All right, well that thank you. That’s all for me.
____________

Cedric Burgher – Occidental Petroleum Corporation – Senior Vice President & CFO

I’d like to add one thing that came up in a prior question, just it’s something we’ve had offline and I want to make sure we get it out there for everyone. For the transaction with Total, it’s about $8.8 billion in gross proceeds but after-tax net proceeds for the transaction will be about $8 billion, so about $800 million in tax and other costs.
____________

Operator

And in the interest of time, this will conclude our question-and-answer session. At this time, I would like to turn the conference back over to Vicki Hollub for any closing remarks.

___________

Vicki Hollub – Occidental Petroleum Corporation – President & CEO

I just want to say thank you all for your questions and for joining our call. We’re really excited about this opportunity and what it’s going to mean for Occidental and the Anadarko shareholders and ultimately for our shareholders. Appreciate it. Have a good day. Bye.

____________

Operator

The conference is now concluded. We thank you for attending today’s presentation. You may now disconnect your lines.